

SECURI 10035294 ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 E. Las Tunas Dr.
(No. and Street)

San Gabriel (City) CA (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A PONG 626-285-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DNW & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

MAR 01 2010

9550 Flair Dr. #307 (Address) El Monte (City) CA (State) 91731 (Zip Code)

Washington, DC 106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/16/2010 gD

OATH OR AFFIRMATION

I, John Pong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W Investments, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



THOMAS J. GEORGINO
Commission # 1747943
Notary Public - California
Los Angeles County
My Comm. Expires May 29, 2011

Signature

OWNER/PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: E-W Investments, Inc [13]

SEC FILE NO.: 8-35259 [14]

FIRM I.D. NO.: 17463 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

205 E. Las Tunas Drive [20]
(No. and Street)

San Gabriel [21] CA [22] 91776 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/09 [24]

AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN PONG [30]

(Area Code) — Telephone No. 626-285-0606 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of February 20 10

Manual signatures of:



1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal ~~Financial~~ Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DNW & ASSOCIATES, INC [70]

ADDRESS

9550 FLAIR DRIVE #307 [71]	EL MONTE [72]	CA [73]	91731 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER [1] E-W INVESTMENTS — N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-35259 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 71837	200			$ 71837	750
2. Receivables from brokers or dealers:						
A. Clearance account [3]	39868	295				
B. Other		300	$	550	39868	810
3. Receivable from non-customers		355		600	[7]	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	49283	424			49283	850
E. Spot commodities [4]		430				
5. Securities and/or other investments not readily marketable:						
A. At cost [2] $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			[6]	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	5625	680	[8] 5625	920
11. Other assets		535	16545	735	16545	930
12. TOTAL ASSETS [5]	$ 160988	540	$ 22170	740	$ 183158	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	10638 [1205]	[1385]	10638 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 10638 [1230]	$ [1450]	$ 10638 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		10000 [1792]
C. Additional paid-in capital		134000 [1793]
D. Retained earnings		28520 [1794]
E. Total		172520 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 172520 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 183158 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	172520	3480
2. Deduct ownership equity not allowable for Net Capital			19 (	)	3490
3. Total ownership equity qualified for Net Capital					3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$		3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 22170	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	22170)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	150350	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration	7392	3650			
E. Other (List)	1003	3736	(	8395)	3740
10. Net Capital			$	141955	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC — as of 12/31/09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6⅔% of line 19)	$	710	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50000	3760
14. Excess net capital (line 10 less 13)	$	91955	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	90891	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item		Sub-amount	Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	10638	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	10638	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	7.5	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC

For the period (MMDDYY) from 24 1/1/09 [3932] to 12/31/09 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 120515	3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions		120515	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		14710	3949
c. Total gain (loss)		14710	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		12264	3975
8. Other revenue		9567	3995
9. Total revenue		$ 157056	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		43460	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		77742	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		54444	4195
15. Other expenses			4100
16. Total expenses		$ 175646	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ -18590	4210
18. Provision for Federal income taxes (for parent only)	28	-3068	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ -21658	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
E-W INVESTMENTS, INC.

For the period (MMDDYY) from 1/1/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ 194178	4240
	A. Net income (loss)		-21658	4250
	B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
	C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2.	Balance, end of period (From item 1800)		$ 172520	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30 $	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 WED BUSH MORGAN SEC/NATIONAL FINANCIAL [4335] X [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

E-W INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

DNW AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
9550 FLAIR DR. SUITE 307
EL MONTE, CA 91731

Eric Wu, CPA

Tel: 626-452-1149
Fax: 626-452-1156

Independent Auditors' Report

To the Stockholder of
E-W Investments, Inc.
San Gabriel, California

We have audited the accompanying statement of financial condition of E-W Investments, Inc. as of December 31, 2009, and the related statement of operation, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-W Investments, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information present thereof is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dnw & Associates

DNW & ASSOCIATES, INC.
El Monte, California
Feb 24, 2010

DNW AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
9550 FLAIR DR. SUITE 307
EL MONTE, CA 91731

Tel: 626-452-1149
Fax: 626-452-1156

Eric Wu, CPA

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

In planning and performing our audit of the financial statements and supplemental schedule of E-W Investments, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities, tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a- 13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

DNW & Associates

DNW & ASSOCIATES, INC.
El Monte, California
Feb 24, 2010

E-W INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		**2009**
Current Assets		
Cash and equivalents	$	71,837
Deposits held at clearing broker		35,000
Receivable from clearing brokers		4,868
Marketable securities, at fair value		49,283
Total current assets		160,988
Property and equipment, net		5,625
Deposits		4,045
Deferred tax assets		12,500
Total assets	$	183,158
Liabilities and Stockholders' Equity		
Current liabilities		
Payroll and payroll taxes payable	$	2,442
Accrued expenses		8,196
Total current liabilities		10,638
Stockholders' equity		
Common stock, par value $1.00, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		134,000
Retained earnings (deficit)		28,520
Total stockholders' equity		172,520
Total liabilities and stockholders' equity	$	183,158

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2009

	Common Stock		Additional Paid-in Capital	Retained earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2008	10,000	$ 10,000	$ 134,000	$ 50,178	$ 194,178
Net Income (loss)	-	-	-	(21,658)	(21,658)
Balance, December 31, 2009	10,000	$ 10,000	$ 134,000	$ 28,520	$ 172,520

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:		
Securities commissions and fees	$	120,515
Investment advisory fees		12,264
Interest and dividend		1,288
Net unrealized gain (loss) on marketable securities		14,710
Miscellaneous revenue		8,279
Total revenue		157,056
Expense:		
Advertising		2,265
Commission and brokerage fee		77,742
Depreciation & amortization		665
Entertainment & meal		1,895
Insurance		2,588
Legal & professional		15,135
Regulatory fee		5,301
General office expense		4,572
Repair and maintenance		30
Equipment rent		15,210
Salaries & wages		43,460
Payroll tax expenses		4,795
Utilities		366
Telephone		1,622
Total expenses		175,646
Income (loss) from operation		(18,590)
Income taxes benefit (expense):		
Current state franchise tax		(1,568)
Deferred taxes expense		(1,500)
Total income taxes expense		(3,068)
Net income (loss)	$	(21,658)

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009
Operating activities		
Net income (loss)	$	(21,658)
Adjustments to reconcile net income (loss) to		
net cash provided by operating activities:		
Depreciation and amortization		665
Deferred tax		1,500
Change in working capital components:		
Receivable from clearing brokers		(1,399)
Payroll taxes payable		62
Prepaid income taxes		768
Short-term investments		(14,567)
Accrued expenses		4,332
Net cash used by operating activities		(30,297)
Investing activities		
Proceed from disposal of fixed asset		
Net cash used in investing activities		-
Decrease in cash and equivalents		(30,297)
Cash and equivalents at 1/1/09		102,134
Cash and equivalents at 12/31/09	$	71,837
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2009

Note 1 - Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the National Association of securities Dealers ("NASD"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, Which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Note 2 – Summary of Significant Accounting Policies (Continued)

Security Transactions

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	5 to 40 years

Property and equipment as of December 31, 2009 are as follows:

Leasehold improvement	$ 84,340
Office equipment	45,165
Furniture and fixture	14,240
	143,745
Accumulated depreciation	(138,120)
Property and Equipment, net	$ 5,625

Maintenance and repair costs are expensed as incurred. Depreciation expense was $665 for the year ended December 31, 2009.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," requires that long-lived assets, such as property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is

Note 2 – Summary of Significant Accounting Policies (Continued)

permanent and may not be restored. The Company has not recognized any impairment of long-lived assets in accordance with SFAS 144.

Income Taxes

The liability method of accounting for income taxes requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Management provides a valuation allowance for deferred tax assets when it is more likely than not that all or a portion of such assets will not be recoverable based on future operations

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No.157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this statement to have a material effect on our results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" (FIN 48), which changes the threshold for recognizing the benefit of an uncertain tax position, prescribes a method for measuring the tax benefit to be recorded and requires incremental quantitative and qualitative disclosures about uncertain tax positions. Under FIN 48, a tax position that meets a more likely than not recognition threshold, based solely on the technical merits of the position, will be recognized in the consolidated financial statements. The tax position will be measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. Additionally, FIN 48 requires a tabular presentation of potential tax benefits unrecognized at the beginning and end of the year that includes a listing of the significant changes during the year. The guidance has been deferred for nonpublic entities in FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The impact of adoption will generally be recorded as a cumulative effect of a change in accounting principle against the retained earning balance as of the adoption date. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions for which a valuation allowance has already been established, the cumulative effect will be recorded as an adjustment to deferred taxes. Management has not yet determined the effect, if any, that the adoption of FIN 48 will have on the Company's financial condition, results of operations or cash flows.

NOTE 3 – Marketable Securities, at Fair Value

The Company recorded a net unrealized gain of $14,710 from the holdings of various open positions that it holds as of December 31, 2009.

NOTE 4 – Deferred Income Taxes

Deferred income taxes principally result from net operating loss carryforward and unrealized gain on marketable securities. Included in the balance sheet is deferred tax asset of $12,500. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or that future deductibility is uncertain. Based on expected future income, the management is anticipated to realize 100% of the total available benefit.

The following summarizes deferred tax benefit:

Available deferred tax benefit relating to NOL	$ 12,500
Valuation allowance	--
Net deferred tax benefit	$ 12,500

NOTE 5 – Related Party Transactions

The Company rents its office facility from its stockholder under the terms of a month-to-month lease. No rent was paid to the stockholder during 2009.

NOTE 6 – Contingencies

In 2004, the Company was named in a claim of arbitration brought before the National Association of Securities Dealers (the "NASD") by a former client (the "claimant"). The claimant asserted violations of the NASD Conduct Rules. Management settled the claim prior to arbitration for $15,000 pursuant to a settlement agreement dated April 2006.

The Company is party to various legal actions in the normal course of its business. The Company is not involved in or threatened by proceedings for which the Company believes, if determined adversely, would have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 7 – Net Capital Requirement

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer funds or other securities is $50,000. The rule also requires that the percentage of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $141,955 and the Company's aggregate indebtedness to net capital ratio was 0.075 to 1.

SUPPLEMENTARY INFORMATION

E-W INVESTMENTS, INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Stockholders' equity from financial condition	$	172,520
Deduction and charges:		
Non-allowable fixed asset		(5,625)
Non-allowable other assets		(16,545)
Net capital before haircut charges		150,350
Haircut on securities:		
15% on marketable securities		(7,392)
2% on money market funds		(1,003)
Net Capital	$	141,955
Aggregate Indebtedness:		
Accrued expenses	$	8,196
Payroll and payroll taxes payable		2,442
Total aggregate indebtedness	$	10,638
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	50,000
Net capital		141,955
Excess net capital	$	91,955
Excess net capital at 1000%	$	90,891
Ratio: Aggregate indebtedness to net capital		0.075 to 1

Reconciliation with Company's Computation:

Stockholders' equity as reported in Company's Part II Focus report (unaudited)	$	174,020
Audit adjusting entries:		
Deferred tax		(1,500)
Stockholders' equity per this audit report	$	172,520

E-W INVESTMENTS, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2009

EW Investments Inc. is exempt from computation for determination of reserve requirement and information relating to possession or control requirements under Rule 15c3-3 of SEC under Sub paragraph (k)(2)(ii).

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. All transactions were cleared through unaffiliated clearing brokers.